

WELLS FARGO PRIME SERVICES, LLC

(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)

Statement of Financial Condition

December 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-66677

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Wells Fargo Prime Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

45 Fremont Street
(No. and Street)

San Francisco	CA	94105
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James W. Gnall	332-204-0644	james.w.gnall@wellsfargo.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG, LLP
(Name – if individual, state last, first, and middle name)

345 Park Ave	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __James W. Gnall__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Wells Fargo Prime Services, LLC__ , as of __12/31__ , 2 __024__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _James V. Gnall_

Title: __Chief Financial Officer__

Annmarie Geory 11/16/2025

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



KPMG LLP
Suite 1000
620 S. Tryon Street
Charlotte, North Carolina 28202-1842

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers
Wells Fargo Prime Services, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wells Fargo Prime Services, LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2012.

Charlotte, North Carolina
February 26, 2025


WELLS FARGO PRIME SERVICES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Statement of Financial Condition
December 31, 2024


Assets

Cash and cash equivalents	$	60,742,787
Deposit with clearing broker		1,000,000
Accounts receivable		196,926
Due from affiliates		2,475
Prepaid expenses and other assets		54,348
Total assets	$	61,996,536

Liabilities and Member's Equity

Accounts payable, accrued expenses and other liabilities	$	4,142
Due to affiliates		798
Total liabilities		4,940
Member's equity		61,991,596
Total liabilities and member's equity	$	61,996,536

The accompanying notes are an integral part of this Statement of Financial Condition

(1) Organization and Basis of Presentation

Wells Fargo Prime Services, LLC (the Company) is organized as a Limited Liability Company. The Company is a wholly-owned subsidiary of Everen Capital Corporation (Everen), which is a wholly owned subsidiary of WFC Holdings, LLC (WFCH), which is a wholly owned subsidiary of Wells Fargo & Company (WFC). WFC is registered with the Federal Reserve Board as a financial holding company in accordance with the Gramm Leach Bliley Act of 1999 (GLBA).

The Company is registered with the Securities and Exchange Commission (SEC) and as a fully disclosed securities and futures broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is subject to various governmental rules and regulations, including the Net Capital Rule set forth in SEC Rule 15c3-1 of the Securities Exchange Act of 1934. The Company has been approved by FINRA to act as a broker or dealer in securities to execute transactions in corporate equity securities on listed and over-the-counter markets, government and corporate debt securities, options on securities, futures on securities, private placements of securities, and rebate a portion of commissions to customers and/or their creditors. The Company has also been approved by FINRA to offer short arranging services to clients. The Company does not trade for its own account.

The Company provides securities and derivatives trading and other brokerage firm services to hedge funds, corporations, and institutional investors. Goldman Sachs and Co. LLC (GS&Co. or the Clearing Broker) provides custody and clearing services to the Company on a fully-disclosed basis. In 2024, the Company continued moving client assets off the GS&Co. platform and as of December 31, 2024, a significant portion of client assets have been transferred off the platform. When the remaining clients have been fully transferred, the clearing arrangement will be terminated and the Company's clearing deposit will be returned.

The chief operating decision maker (CODM) of the Company is the chief executive officer (CEO). The CODM uses net income to monitor actual results versus prior periods and planned amounts to assess performance and decide how to allocate resources and invest profits. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit or loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The measure of segment assets is total assets as reported on the Company's Statement of Financial Condition. The Company derives revenue primarily in the United States.

(2) Summary of Significant Accounting Policies

(a) Accounting Standards Adopted During Current Year

In 2024, we adopted FASB ASC 280 Segment Reporting, as amended by the FASB ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,* which requires all public entitles, including those with single reportable segment, to be subject to segment reporting disclosure requirements.

(b) Use of Estimates

The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from these estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of ninety days or less to be cash equivalents, including certain money market investments.

(d) Deposit with Clearing Broker

Pursuant to the clearing agreement with GS&Co., the Company maintains a deposit of $1,000,000 that is invested in a money market fund with GS&Co., until such time that all clearing and custodial services cease and the clearing agreement is terminated.

(e) Transactions with Affiliates

The Company is charged under an expense sharing agreement by certain affiliated entities, which represent reimbursements for certain direct and indirect overhead costs incurred by those affiliated entities on behalf of or for the benefit of the Company.

The transactions with affiliates described above and in Note 6, and the effect thereof on the accompanying financial statements, may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(f) Federal and State Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company does not provide for income taxes under FASB ASC 740, *Income Taxes*. The Company's taxable income is reported in the tax return of Everen. There are no tax sharing agreements between the Company and Everen.

Certain states and foreign jurisdictions may subject the Company to entity-level taxation as a single member limited liability company; however, there is not a material provision for state and foreign income taxes for the year ended December 31, 2024. The Company files tax returns in various states and local jurisdictions and is subject to income tax examinations by those tax authorities for years 2017 and forward.

Due to the Company's status as a disregarded entity for income tax purposes, the related balance sheet accounts, including income tax receivable/payable and deferred assets and liabilities, are immaterial to the financial statements.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the financial statements. Management monitors proposed and issued tax laws, regulations and cases to determine the potential impact to uncertain income tax positions. The Company recognizes accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized no interest and penalties in the year ended December 31, 2024 and there was no accrued interest at December 31, 2024. At December 31, 2024, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

(3)   Financial Instruments, Off-Balance Sheet Arrangements and Credit Risk

(a) Financial Instruments and Off-Balance Sheet Arrangements

The Company does not trade securities for its own account and has not entered into any transactions on its own behalf involving financial instruments, such as financial futures, forward contracts, options, swaps or derivatives that would expose the Company to significant off-balance sheet risk. The Company was not a party to any off-balance sheet arrangements during 2024. The Company does not have any interests or involvement in special purpose entities or structured finance entities.

(b) Credit Risk

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to significant credit risk on these cash accounts.

Cash held at the Clearing Broker is insured by the Securities Investor Protection Corporation (SIPC) and by supplemental insurance provided by the Clearing Broker. Such insurance protects the Company against loss due to a failure of the Clearing Broker. Management does not believe the Company is exposed to undue risk of loss thereon.

The Company functions as an introducing broker that executes customer orders. The orders are then settled by the Clearing Broker that maintains custody of customers' securities and provides financing to customers. Through indemnification provisions in agreements with the Clearing Broker, customer activities may expose the Company to off-balance sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures, as well as through requirements on customers to maintain margin collateral in compliance with applicable regulations and clearing organization policies. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

(4)   Indemnification

The Company entered into contracts with the Clearing Broker that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

(5)   Net Capital Requirements and Exemptions from SEC Rule 15c3-3

The Company is a broker-dealer subject to SEC Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements, as defined, for their registrants. As of December 31, 2024, the Company had regulatory net capital, as defined, of $60,561,958 which exceeded the amount required by $60,311,958. The percentage of the Company's aggregate indebtedness to net capital was 0.01%.

The Company was exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) for the year ended December 31, 2024, as all customer transactions are cleared through the Clearing Broker on a fully disclosed basis and all customer funds and securities are promptly transmitted to the Clearing Broker.

Under these exemptions, the Company is not subject to the reserve requirements and possession or control provisions of SEC Rule 15c3-3.

(6)   Related Party Transactions

The following items present the Company's significant transactions with affiliates as of and for the year ended December 31, 2024:

(a) *Services transacted with Affiliates of the Company*

The Company is charged under expense sharing agreements management fees or expense allocations by various affiliate service providers, which represent reimbursements for direct costs and general overhead costs incurred by the affiliate for support services to business lines of the Company. Services under these arrangements includes information technology systems, credit risk, support and development, operations support, product support and general and administrative support services. The Company has no employees, however, a portion of Wells Fargo Securities, LLC's (WFS) executive overhead related to the prime business is allocated to the Company as a result of this arrangement.

Amounts due to/from affiliated entities as part of these expense sharing agreements as of December 31, 2024 are as follows:

Due from Affiliates

WFS	$	2,475

Due to Affiliates

Wells Fargo Securities Canada, Limited	$	798

The receivable due from WFS represents the amount funded by the Company in excess of the costs paid on behalf of the Company.

(7)   Commitments and Contingencies

The Company could be named as a defendant in various legal actions arising from its normal business activities, and any such proceedings could expose the Company to potential financial loss. In the event this were to occur, the Company would establish accruals for legal actions when potential losses associated with any such actions became probable and the costs can be reasonably estimated. For such accruals, the Company would record the amount it considers to be the best estimate within a range of potential losses that are both probable and estimable; however, if the Company cannot determine a best estimate, then it would record the low end of the range of those potential losses. The actual costs of resolving legal actions may be substantially higher or lower than the amounts accrued for those actions. As of December 31, 2024, the Company has not been named as a defendant in any legal actions.

On February 2, 2018, WFC entered into a consent order with the Board of Governors of the Federal Reserve System (FRB). As required by the consent order, the WFC Board of Directors submitted to the FRB a plan to further enhance its governance and oversight of WFC, and WFC submitted to the FRB a plan to further improve WFC's compliance and operational risk management program. WFC continues to engage with the FRB as WFC works to address the consent order provisions. The consent order requires WFC, following the FRB's acceptance and approval of the plans and WFC's adoption and implementation of the plans, to complete an initial third-party review of the enhancements and improvements provided for in the plans. Until this third-party review is complete and the plans are approved and implemented to the satisfaction of the FRB, WFC's total consolidated assets will be limited to the level as of December 31, 2017. Compliance with this asset cap will be measured on a two-quarter daily average basis to allow for management of temporary fluctuations. As of the end of 2024, WFC's total consolidated assets, as calculated pursuant to the requirements of the consent order, were below WFC's level of total assets as of December 31, 2017. Additionally, after removal of the asset cap, a second third-party review must also be conducted to assess the efficacy and sustainability of the enhancements and improvements.

(8)   Subsequent events

The Company has evaluated the effects of subsequent events that have occurred subsequent to period end December 31, 2024, and through February 26, 2025, which is the date we issued the financial statements. During this period, there have been no material subsequent events that would require recognition or disclosure in the financial statements.